Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Scotiabank announces dividend on common shares

    TORONTO, Aug. 29 /CNW/ - Scotiabank today announced a dividend of
39 cents per common share for the quarter ending October 31, 2006, payable on
October 27, 2006, to shareholders of record at the close of business on
October 3, 2006.
    The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending October 31, 2006, payable on
October 27, 2006, to shareholders of record at the close of business on
October 3, 2006:

    <<
    -  Series 12, Dividend No. 33    of    $0.328125    per share;
    -  Series 13, Dividend No. 6     of    $0.30        per share.
    >>

    Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Paula Cufre, Scotiabank Public Affairs, (416)
933-1093/
    (BNS. BNS)

CO:  Scotiabank

CNW 11:46e 29-AUG-06